BINGHAM McCUTCHEN

Bingham McCutchen LLP
150 Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736


                               September 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
    Attn: Jeffrey Long

    Re: Diversified Investors Funds Group I (File Nos. 33-61810 and 811-07674)
        Diversified Investors Funds Group II (File Nos. 333-00295 and 811-07495) Diversified Investors Portfolios (File No. 811-08272)

Dear Mr. Long:

         On behalf of our clients, Diversified Investors Funds Group I, Diversified Investors Funds Group II, and Diversified Investors Portfolios (each a "Registrant," and collectively, the "Registrants"), we are filing this letter to respond in writing to comments received from the Staff of the Securities and Exchange Commission (the "Commission") on September 1, 2005 in connection with the Commission's review, pursuant to Section 408 of the Sarbanes-Oxley Act, of each Registrant's financial statements. Below are the Staff's comments and the Registrants' responses thereto.

Comment 1: The Staff requested that management's discussion of fund performance in the Registrants' annual report be expanded for certain funds to include a more detailed discussion of the material factors that impacted fund performance. The Staff also requested that the Registrants provide actual numbers when comparing a fund's performance to its benchmark.

Response: The Registrants advise the Staff that they intend to provide the requested additional detail and information in their next annual report.

Comment 2: In connection with the securities lending by the portfolios, the Staff questioned the basis for the pooling of the cash collateral received by each portfolio and asked whether the portfolios had an exemptive order which permitted such pooling.

Response: The Registrants have consulted with their custodian and securities lending agent and understand that the custodian maintains any investments purchased with cash collateral received in connection with each series of the Diversified Investors Portfolios (each, a "Portfolio") securities lending activities in a manner that ensures each Portfolio's investments are tracked and maintained separately on the custodian's systems. The Registrants, in their next annual report, will include, on a Portfolio-by-Portfolio basis, a listing of each Portfolio's collateral investments and information about each Portfolio's securities lending activities in the Notes To Financial Statements.

Comment 3: In the Statement of Operations section of the annual report, the gain or loss realized on futures, written and purchased options, and short sales, which is now provided in the aggregate, should be broken out pursuant to Rule 6-07 of Regulation S-X.

Response: The Registrants advise the Staff that they intend to break out the information as requested in their next annual report.

Comment 4: The Staff noted, as reported in the Financial Highlights section of the annual report, the return of capital by certain funds. The Staff questioned whether the shareholder notification requirements of Section 19(a)of the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 19a-1 thereunder were complied with when such capital was returned.

Response: Shares of the series of the Registrants (each, a "Fund," and collectively, the "Funds") are available to institutional investors primarily through certain retirement plans. These plans include, but are not limited to, 401(k), 403(b) and 457 Plans, Money Purchase Plans, Profit Sharing Plans, Simplified Employee Pension Plans, Keogh Plans, and IRAs. All dividend payments declared by a Fund are automatically reinvested in Fund shares and credited to an investor's account. No dividends are paid in cash.

Currently, dividends are declared by the Funds based solely on earnings-to-date. It is not the practice of the Funds to pre-determine "fixed" dividend payouts and then to pay them in anticipation of the Funds' ability to earn the necessary income or realized gains. Therefore, at the time that dividends are paid with respect to a particular Fund, it is believed that such amounts constitute a distribution of net income and/or gains, rather than a return of capital.

In a limited number of instances, following the close of a Fund's fiscal year, it has been determined that, though believed at the time to be a distribution entirely of income and/or gains, a portion of a dividend payment made earlier in the year should be deemed to constitute a return of capital. Such a determination typically could not have been made at the time of payment of the dividend payment, as events occurring subsequent to the dividend payment (e.g., a Fund incurring losses or experiencing a substantial change in shares outstanding between the date of the dividend calculation and year-end) could alter how a portion of the dividend would later be characterized. The Registrants believe that, in the absence of a computational error, were an estimate of the type contemplated by Section 19(a) to have been given at the payment date of these dividends, in each case, the estimated return of capital amount in the notice would have been zero.

Comment 5: Consistent with the current practice of the Staff, the Registrants should furnish a "Tandy" letter.

Response: In response to the Staff's request, a letter from the Registrants to the Commission containing certain acknowledgements requested by the Staff accompanies this letter.

         If you should have any further questions, please do not hesitate to contact me at 617-951-8567.

                                                     Sincerely,



                                                     /s/ Paul B. Raymond

                                                              BINGHAM McCUTCHEN

Bingham McCutchen LLP
150 Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736

                                         September 29, 2005

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
    Attn: Jeffrey Long

    Re: Diversified Investors Funds Group I (File Nos. 33-61810 and 811-07674)
        Diversified Investors Funds Group II (File Nos. 333-00295 and 811-07495) Diversified Investors Portfolios (File No. 811-08272)

Dear Mr. Long:

         On behalf of our clients, Diversified Investors Funds Group I, Diversified Investors Funds Group II, and Diversified Investors Portfolios (each a "Registrant," and collectively, the "Registrants"), we are filing this letter at your request in connection the Securities and Exchange Commission's (the "Commission") review, pursuant to Section 408 of the Sarbanes-Oxley Act, of each Registrant's financial statements.

         You requested that we file a letter from the Registrants to the Commission that contains certain "Tandy" acknowledgements now requested by the staff of the Commission. Attached hereto is a letter containing the requested acknowledgements.

         Please call the undersigned at 617-951-8567 with any questions.

                                                     Sincerely,

                                                     /s/ Paul B. Raymond

                                                     Paul B. Raymond

Enclosure

                       DIVERSIFIED INVESTORS FUNDS GROUP I
                      DIVERSIFIED INVESTORS FUNDS GROUP II
                        DIVERSIFIED INVESTORS PORTFOLIOS
                            Four Manhattanville Road
                            Purchase, New York 10577


                                                   September 29, 2005

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
    Attn: Jeffrey Long

    Re: Diversified Investors Funds Group I (File Nos. 33-61810 and 811-07674)
        Diversified Investors Funds Group II (File Nos. 333-00295 and 811-07495) Diversified Investors Portfolios (File No. 811-08272)

Dear Mr. Long:

         In response to a request from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with the Commission's review, pursuant to Section 408 of the Sarbanes-Oxley Act, of the financial statements of Diversified Investors Funds Group I, Diversified Investors Funds Group II, and Diversified Investors Portfolios (each, a "Registrant"), each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

  (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

  (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

  (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Sincerely,

                                         Diversified Investors Funds Group I
                                         Diversified Investors Funds Group II
                                         Diversified Investors Portfolios

                                         By: /s/ Robert F. Colby
                                             Robert F. Colby
                                             Secretary